UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number 001-32702

Almaden Minerals Ltd.
(Translation of registrant’s name into English)

Suite 210 – 1333 Johnston Street, Vancouver V6H 3R9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Exhibits

99.1	Notice of Meeting and Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.
(Registrant)

Date: April 21, 2023	By:	/s/ Douglas McDonald
	Name:	Douglas McDonald
	Title:	Executive Vice President